September 23, 2008

GMAM Absolute Return Strategies Fund, LLC
767 Fifth Avenue
New York, NY 10153

     Re:     Classification for Federal Tax Purposes

Ladies and Gentlemen:

     We have acted as counsel to GMAM Absolute Return Strategies Fund, LLC, a Delaware limited liability company (the Company), in connection with the offering of interests (the “Offering”) in GMAM Absolute Return Strategy Fund I (the “Fund”). You have requested our opinion as to:

               (1)     Whether the Fund will be classified as a partnership for federal tax purposes; and

               (2)     Whether the Fund will be a publicly traded partnership treated as a corporation for purposes of section 7704.1

     In rendering the opinion set forth herein, we have examined the Company’s Amended and Restated Limited Liability Company Agreement dated as of November 22, 2002, as amended (the “LLC Agreement”), the Company’s Registration Statement with respect to the Fund and amendments thereto filed with the Securities and Exchange Commission (the “SEC”) (the “Registration Statement”), the Fund’s Repurchase Policies and Procedures dated November 19, 2007 (the “Repurchase Policies”) and other documents we deemed necessary or appropriate for the purposes hereof, and we assume the correctness and completeness of all factual statements therein. As to various facts not set forth in such documents, we have relied, with your consent and without independent investigation, on representations from the Company with respect to the Fund in a letter dated August 28, 2008, and on certificates of public officials. Furthermore, we have assumed the legal capacity of all natural persons signing or delivering any instrument, the genuineness of all signatures of persons on original documents, the authority of all persons signing such documents, the authenticity of all documents submitted to us as originals, and the conformity to original documents of all documents submitted to us as certified or photostatic copies.

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1     All section references are to the Internal Revenue Code of 1986, as amended (“Code”), unless otherwise noted, and all “Treas. Reg. §” references are to the regulations under the Code (“Regulations”).

     This opinion (1) is premised on the facts described under the Statement of Facts below, which are based on such examination and statements, (2) is conditioned on the Fund’s being operated in accordance with the LLC Agreement and the Registration Statement and consistent with such facts, and (3) is based on, and is conditioned on the continued applicability of, the provisions of the Code and the Regulations, judicial decisions, and rulings and other pronouncements of the Internal Revenue Service (the “Service”) in existence on the date hereof. All the foregoing authorities are subject to change or modification that can be applied retroactively and thus also could affect our opinion; we assume no responsibility to update this opinion with respect to any such change or modification.

     This opinion also is applicable only if the Fund is solvent, and we express no opinion about the tax treatment of the transactions described herein if the Fund is insolvent. We are furnishing this opinion to you in connection with the Fund’s offering and repurchase of Interests (as defined below), and it is not to be relied upon, quoted, or used, in whole or in part, by any other person for any other purpose, except with our prior written consent.

STATEMENT OF FACTS

1.	General

     Membership interests in the Fund (“Interests”) are being offered exclusively to qualified investors (“Members”), in a private offering. No Interests will be traded on an established securities market. The Company is registered with the SEC as an investment company under the Investment Company Act of 1940, as amended, and the Fund is a series of the Company.

     The Fund seeks to provide investors with exposure to a broad-ranging multi-manager portfolio of private investment funds (collectively “Investment Funds”). Interests will not be traded on an “established securities market” (within the meaning of the Regulations under section 7704). Moreover, (1) Interests will not be regularly quoted by any person making a market therein, (2) no person will regularly make available to the public bid or offer quotes with respect to Interests and stand ready to effect buy or sell transactions at the quoted price, (3) no holder of any Interest will have a readily available, regular, and ongoing opportunity to sell or exchange Interests through a public means, and (4) prospective buyers and sellers will not otherwise have the opportunity to buy, sell, or exchange Interests in a time frame and with the regularity and continuity comparable to that described in clauses (1) - (3).

2.	The LLC Agreement and the Repurchase Policies

     Section 2.5 (a) of the LLC Agreement provides: “The Company is organized to offer one or more series of membership interests (each a “Fund” and collectively the “Funds”). Each Fund can issue multiple classes of equity membership and/or debt interests. The Board of Managers, on behalf of the Company, may create one or more Funds (and one or more classes of equity membership and/or debt interests in any Fund or Funds) at any time without the approval of any Members. Each Fund will be treated as a separate partnership for federal income tax purposes and will have such relative rights, powers and duties, and invest in such Securities and other instruments and assets, as the Board of Managers shall deem proper, including rights, powers and duties senior or subordinate to other Funds. The Funds in existence from time to time will be set forth in Exhibit A hereto.”

     The Fund was the first series of the Company created by the Board of Managers and set forth in Exhibit A to the LLC Agreement.

     Section 2.10 of the LLC Agreement provides: “The debts, liabilities and obligations incurred, contracted for or otherwise existing with respect to a particular Fund shall be enforceable against the assets of such Fund only, and not against the assets of the Company generally or any other Fund, and none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the Company generally or any other Fund shall be enforceable against the assets of such Fund.”

     Pursuant to Section 4.3(a) of the LLC Agreement “[a]n Interest in a Fund may be Transferred only by operation of law pursuant to the death, divorce, bankruptcy or incompetency of a Member or with the written consent of the Board of Managers (which may be withheld in its sole discretion).”

     Section 4.4(a) of the LLC Agreement states as follows: “Except as otherwise provided in this Agreement, no Member or other Person holding an Interest or portion thereof shall have the right to withdraw or tender to a Fund for repurchase of such Interest or portion thereof. The Board of Managers from time to time, in its complete and exclusive discretion and on such terms and conditions as it may determine, may cause a Fund to repurchase Interests or portions thereof pursuant to written tenders. However, no Fund shall offer to repurchase Interests on more than [four] occasions during any one Fiscal Year unless it has been advised by counsel to the Company to the effect that such more frequent offers would not cause any adverse tax consequences to such Fund.”

     Section 4.4(a) also provides that, in determining whether to cause a Fund to repurchase Interests pursuant to written tenders, the Board of Managers will consider the following factors, among others: (1) whether any Members have requested to tender Interests or portions thereof to the Fund; (2) the liquidity of the Fund’s assets; (3) the investment plans and working capital requirements of the Fund; (4) the relative economies of scale with respect to the size of the Fund; (5) the history of the Fund in repurchasing Interests or portions thereof; (6) the availability of information as to the value of the Fund’s interest in Investment Funds and managed accounts; (7) the existing conditions of the securities markets and the economy generally, as well as political, national and international developments or current affairs; and (8) the anticipated tax consequences of any proposed repurchases of Interests or portions thereof. The Repurchase Policies also provide as a consideration the “economic condition of the financial markets.”

     Additionally, in determining whether to cause the Fund to repurchase Interests, the Board of Managers will also consider the quantity of such Interests repurchased in any year relative to the total capital and profits interests in the Fund in light of the 10 per cent limitation contained in the “redemption or repurchase agreement” safe harbor described below.

     Section 4.4(a) further provides that if and when the Board of Managers has decided to repurchase Interests or portions thereof of a Fund, it will deliver a Repurchase Notice to each of the Members of such Fund, specifying an Expiration Date by which a Member must tender an Interest or portion thereof if the Member wishes to have such Interest or portion thereof repurchased. Section 4.4(a) states that the “Expiration Date will be no less than 30 calendar days prior to the date as of which the Interests are to be repurchased (the “Valuation Date”).” The Repurchase Policies provide that the Valuation Date will generally be 30 to 45 days after the expiration of the tender offer, and that the Fund may pay an initial payment of the repurchase price equal to 95% of the value of the Interests repurchased approximately 30-45 days after the Valuation Date and the balance after completion of the Fund’s annual audit, subject to audit adjustment.

ANALYSIS

1.	The Fund Will Be Treated as a Separate Entity, and Will Be Classified as a Partnership, for Federal Income Tax Purposes.

	A.	The Fund Will Be Treated as a Separate Entity for Federal Income Tax Purposes.

     Under the so-called “check-the-box Regulations” for classifying business organizations under sections 7701(a)(2) and (3) (Treas. Reg. §§ 301.7701-1 through -3 and parts of -4), the first step in classifying an entity is to determine whether there is a separate entity for federal tax purposes. See Treas. Reg. § 301.7701-1(a). The Regulations specify that whether an organization is an entity separate from its owners for federal tax purposes is a matter of federal tax law, and does not depend on whether the organization is recognized as an entity under local law. Treas. Reg. § 301.7701-1(a)(1). The Regulations further state that a “joint venture or other contractual arrangement may create a separate entity for federal tax purposes if the participants carry on a trade, business, financial operation, or venture and divide the profits therefrom.” Treas. Reg. § 301.7701-1(a)(2).

     As described above, Section 2.5 of the LLC Agreement provides the Board of Managers with the authority to establish separate series of the Company, each of which will have its own assets and will be treated as a separate partnership for federal income tax purposes. Section 2.10 of the LLC Agreement provides that the debts, liabilities and obligations with respect to a particular series will be enforceable against the assets of such series only. As further described above, the Managing Member has established and designated the Fund as a separate series of Interests.

     Accordingly, we believe that that the Fund will be treated as an entity, for federal income tax purposes, separate from any other series of the Company established by the Board of Managers.

B.	The Fund Will Be Classified as a Partnership for Federal Income Tax Purposes.

     An organization that is a separate entity for federal tax purposes is either a trust or a business entity.2 The Regulations provide that the term “trust” refers to an arrangement whereby trustees take title to property for the purpose of protecting or conserving it for the beneficiaries under the ordinary rules applied in chancery or probate courts and does not extend to an arrangement under which the beneficiaries are associates in a joint enterprise for the conduct of business for profit. See Treas. Reg. § 301.7701-4(a). The Fund is not such an arrangement, and it is designed to carry on a profit-making business. Therefore, the Fund will be classified as a business entity rather than a trust for federal tax purposes.

     The final step in the classification process under the check-the-box Regulations is to determine whether a business entity is a corporation or a partnership.3 Regulation section 301.7701-2(b)defines “corporation” for federal tax purposes to include corporations denominated as such under the federal or state statute pursuant to which they were organized, organizations taxable as corporations under a Code provision other than section 7701(a)(3), and certain foreign organizations. Any business entity that is not classified as a corporation under that Regulation section (an “eligible entity”) and has at least two members may elect to be classified as either a partnership or an association taxable as a corporation. Treas. Reg. § 301.7701-3(a).

     The default classification for a domestic eligible entity that has two or more members is a partnership. See Treas. Reg. § 301.7701-3(b)(1) (which provides, in pertinent part, that “unless the entity elects otherwise, a domestic eligible entity is -- (i) A partnership if it has two or more members …”). “[E]lections are necessary only when an eligible entity chooses to be classified initially as other than the default classification or when an eligible entity chooses to change its classification.” Treas. Reg. § 301.7701-3(a). Accordingly, the Fund, absent such an election by it, will be classified as a partnership for federal tax purposes.

2.	The Fund Will Not Be a Publicly Traded Partnership.

     Section 7704(a) provides, in general, that a publicly traded partnership shall be treated as a corporation. Section 7704(b) states that the term “publicly traded partnership” means any partnership if interests therein (1) are traded on an established securities market or (2) are readily tradable on a secondary market (or the substantial equivalent thereof) (“Readily Tradable”). An established securities market includes (a) a national securities exchange registered under the Securities Exchange Act of 1934, as amended, (b) a national securities exchange exempt from such registration because of the limited volume of transactions, (c) a foreign securities exchange that satisfies regulatory requirements analogous to those under that act, (d) a regional or local exchange, and (e) an interdealer quotation system that regularly disseminates firm buy or sell quotations by identified brokers or dealers by electronic means or otherwise. Treas. Reg. § 1.7704-1(b). Because no Interests will be traded on an established securities market, the Fund will not be a publicly traded partnership, and therefore treated as a corporation, unless Interests are Readily Tradable.

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2     Regulation section 301.7701-2(a) provides that “a business entity is any entity recognized for federal tax purposes … that is not properly classified as a trust under [Treas. Reg.] § 301.7701-4 or otherwise subject to special treatment under the … Code.” The Fund is not subject to any such special treatment.

3     Regulation section 301.7701-2(a) provides that “[a] business entity with two or more members is classified for federal tax purposes as either a corporation or a partnership. A business entity with only one owner is classified as a corporation or is disregarded … .” As described above, each Company will have at least two members at all times.

     Pursuant to Treas. Reg. § 1.7704-1(c)(2), interests in a partnership are Readily Tradable if (1) the interests are regularly quoted by any person making a market in the interests, (2) any person regularly makes available to the public bid or offer quotes with respect to the interests and stands ready to effect buy or sell transactions at the quoted price, (3) the holder of any interest has a readily available, regular, and ongoing opportunity to sell or exchange the interests through a public means, or (4) prospective buyers and sellers otherwise have the opportunity to buy, sell, or exchange interests in a time frame and with the regularity and continuity comparable to that described in the preceding clauses.

     Thus, a secondary market or its equivalent exists if a partner has the opportunity to sell or exchange its partnership interest with some degree of regularity. In the case of the Fund, however, a Member is not permitted to transfer its Interests. If a Member wishes to increase or decrease its investment in the Fund, the increase will be accomplished through a capital contribution thereto and the decrease will be accomplished through a repurchase of Interests, each of which will be reflected by an increase or decrease, respectively, in the Member’s capital account balance.4 No transfer of any Interests to any other person would occur. Nevertheless, Treas. Reg. § 1.7704-1(a)(3) provides that, for purposes of section 7704(b) and that Regulation section, “a transfer of an interest in a partnership means a transfer in any form, including a redemption by the partnership ….”

     The Regulations set forth certain “safe harbors” on which a partnership may rely to assure that interests therein are not Readily Tradable.

     One of these safe harbors is the so-called “redemption or repurchase agreement,” which is defined as “a plan of redemption or repurchase maintained by a partnership whereby the partners may tender their partnership interests for purchase by the partnership, another partner, or a person related to another partner ….” Treas. Reg. § 1.7704-1(e)(3). Section 4.4(a) and related provisions of the LLC Agreement, together with the Fund’s Repurchase Policies, qualify as such an agreement.

     Pursuant to Treas. Reg. § 1.7704-1(f), the transfer of an interest in a partnership pursuant to a redemption or repurchase agreement is disregarded in determining whether interests in the partnership are Readily Tradable only if —

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4     Under Treas. Reg. §§ 1.708-1(b)(1)(ii) and 1.731-1(c)(3), a capital contribution would not constitute a sale or exchange unless shortly thereafter the contributed property was distributed to another Member or other property was distributed to the contributing Member. The Fund has represented to us that it will make no such distribution.

     “(1) The redemption or repurchase agreement provides that the redemption or repurchase cannot occur until at least 60 calendar days after the partner notifies the partnership in writing of the partner’s intention to exercise the redemption or repurchase right;

“(2) Either –

     “(i) The redemption or repurchase agreement requires that the redemption or repurchase price not be established until at least 60 calendar days after receipt of such notification by the partnership or the partner; or

“(ii) The redemption or repurchase price is established not more than four times during the partnership’s taxable year; and

     “(3) The sum of the percentage interests in partnership capital or profits transferred during the taxable year of the partnership … does not exceed 10 percent of the total interests in partnership capital or profits.”

     The Fund’s LLC Agreement and Repurchase Policies contain provisions satisfying certain requirements for a safe-harbor redemption or repurchase agreement:

     First, the LLC Agreement provides that the Fund’s Repurchase Notices will set an Expiration Date (the deadline by which a Member wishing to tender Interests must so notify the Fund) that is at least 30 days prior to the Valuation Date (the date as of which the tendered Interests are to be repurchased). The Repurchase Policies provide that the Valuation Date will generally be 30 to 45 days after the expiration of the tender offer, and that the Fund may pay an initial payment of the repurchase price equal to 95% of the value of the Interests repurchased approximately 30-45 days after the Valuation Date and the balance after completion of the Fund’s annual audit, subject to audit adjustment. These combined periods result in more than 60 days elapsing between the last date on which a Member may request the repurchase of Interests and the date on which the repurchase price will be paid. This satisfies the “redemption or repurchase agreement” safe harbor’s condition (in Treas. Reg. § 1.7704-1(f)(1)) that the redemption or repurchase agreement provide that the redemption or repurchase cannot occur until at least 60 days after a partner notifies the partnership of his intention to sell.

     Second, the LLC Agreement and Repurchase Policies provide that the Fund will not offer to repurchase Interests on more than four occasions during any fiscal year. This provision satisfies the “redemption or repurchase agreement” safe harbor’s condition (in Treas. Reg. § 1.7704-1(f)(2)) that the repurchase price be established not more than four times during the partnership’s taxable year.

     The third condition of the “redemption or repurchase agreement” safe harbor is that the repurchased interests’ share of partnership capital or profits not exceed 10 per cent per year of the total interests in partnership capital or profits. The LLC Agreement and Repurchase Policies do not contain an explicit limitation on the quantity of Interests that can be repurchased in any year. The LLC Agreement does, however, state that repurchases of Interests will be undertaken in the sole discretion of the Board of Managers, taking into consideration factors including the anticipated tax consequences of any proposed repurchases. The Fund has stated that among the factors the Board of Managers will consider in determining whether to cause the Fund to repurchase Interests is the quantity of such Interests repurchased in any year relative to the total capital and profits interests in the Fund in light of the 10 per cent limitation set forth in the “redemption or repurchase agreement” safe harbor.  In any event, no Member has the right to have its Interests repurchased.

     The transfer restrictions and repurchase provisions of the LLC Agreement and the Repurchase Policies are sufficient meet the requirements of the “redemption or repurchase agreement” safe harbor as set forth in the Regulations in any year in which the Fund repurchases Interests not in excess of 10 percent of the total interests in the Fund’s capital or profits.

     In the event that, in any year, the Fund repurchases Interests in excess of 10 percent of the total interests in the Fund’s capital or profits, the Fund will not satisfy the “redemption or repurchase agreement” safe harbor. This failure however, does not preclude a determination that the Interests are not Readily Tradable in such a year. Regulation section 1.7704-1(c)(3) states that “[t]he fact that a transfer of a partnership interest is not within one or more of the safe harbors described in … this section is disregarded in determining whether interests in the partnership are [Readily Tradable].” Rather, in this event, the partnership’s status is examined to determine whether, taking into account all of the facts and circumstances, the partners are readily able to buy, sell, or exchange their partnership interests in a manner that is comparable, economically, to trading on an established securities market.

     To be Readily Tradable there must exist a secondary market or its equivalent providing a partner with the opportunity to sell or exchange its partnership interest with some degree of regularity. The Fund’s LLC Agreement and Repurchase Policies provide a mechanism by which the Fund can repurchase Interests, but they provide no guarantee that the Fund will, in fact, make such repurchases. Further, Fund’s LLC Agreement and Repurchase Policies satisfy certain of the “redemption or repurchase agreement” safe harbor’s requirements, thereby imposing substantial limitations on a Member’s ability to have its Interests repurchased in the event that the Fund proceeds with a repurchase of Interests. The lapse of at least 60 days between the tender of Interests and the payment of the repurchase price therefor, and the limit of four repurchase events per year, establish significant restrictions on liquidity. These restrictions reflect the significant lack of liquidity existing in the Fund’s investment in Investment Funds that may not, themselves, provide liquidity. The lack of liquidity inherent in the investment strategy, which is reflected in the LLC Agreement and Repurchase Policies, provides a strong indication that the Fund’s LLC Agreement and Repurchase Policies will not provide the equivalent of a secondary market for the Interests. Further, although the LLC Agreement and Repurchase Policies do not impose an absolute maximum limitation on the percentage of Interests that can be repurchased in any one year, the nature of the Fund’s investments and the lack of liquidity inherent in such investments will impose a practical limitation on the Fund’s ability and willingness to engage in a practice of substantial Interest repurchases.

     Based on and subject to the foregoing, we are of the opinion that, for federal tax purposes:

                (1)      The Fund will be classified as a partnership at all times during which it has two or more members; and

               (2)      The Fund will not be a publicly traded partnership treated as a corporation for purposes of section 7704, due to the application of the “redemption or repurchase agreement” safe harbor in any year in which it repurchases Interests not in excess of 10 percent of the total interests in the Fund’s capital or profits.

     As described above, in the event that the Fund in any year repurchases Interests in excess of 10 percent of the total interests in the Fund’s capital or profits, the Fund will not satisfy the “redemption or repurchase agreement” safe harbor. The Fund may, however, still avoid being considered a publicly traded partnership treated as a corporation for purposes of section 7704 if the facts and circumstances with respect to the Fund’s repurchases of Interests, including the percentage of Interests being repurchased in such year and the pattern of repurchases of Interests over the life of the Fund, indicate that the Fund is not providing the equivalent of a secondary market for its Interests that is comparable, economically, to trading on an established securities market.

     We consent to the reference to our firm in the Registration Statement including under the heading “Tax Aspects - Tax Treatment of Fund Operations - Classification of the Fund.”

Very truly yours,

/s/ K&L Gates, LLP